Exhibit 99.1

Symmetry Medical Inc. 2004 Employee Stock
Purchase Plan

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Compensation Committee of the Board of Directors

Symmetry Medical Inc.

Warsaw, Indiana

We have audited the accompanying statements of financial condition of the Symmetry Medical Inc. 2004 Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the related statements of income and changes in plan equity for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Symmetry Medical Inc. 2004 Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the results of its operations for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Federal Employer Identification Number:  44-0160260

Fort Wayne, Indiana

March 7, 2007

/s/  BKD, LLP

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan

Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
Assets
Cash	$2,040	$5,177

Plan Equity	$2,040	$5,177

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Participant contributions	$246,112	$847,498

Reductions
Withdrawals and terminations paid in cash	(550)	(8,680)

Purchase and distribution of stock (17,823 and 60,793 shares)	(248,699)	(833,641)

	(249,249)	(842,321)

Income (loss) and changes in plan equity for the year	(3,137)	5,177

Plan equity, beginning of year	5,177	0

Plan equity, end of year	$2,040	$5,177

Note 1:                                      Summary of Significant Accounting Policies

Plan Administration

The Compensation Committee (Committee) of the Board of Directors of Symmetry Medical Inc. (Company) administers the Plan.  The Committee has the authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan.  The administration, interpretation or application of the Plan by the Committee will be final, conclusive and binding upon all persons.  The Company will bear the expenses of administering the Plan, except that any stamp duties or transfer taxes applicable to participation in the Plan may be charged to the accounts of the participants.

The purpose of the Plan is to provide eligible employees of the Company the opportunity to purchase the Company’s common stock through semiannual offerings financed by payroll deductions.  Participants may elect to have up to 10% of compensation deducted from their pay annually to purchase shares.  Participant contributions for any plan year may not, in the aggregate, exceed an amount that allows the participant to purchase Company stock with a collective fair market value of more than $25,000 on the date of the grant to purchase Company stock.

Organization

The Plan was originally adopted by the Board of Directors on December 2, 2004.  A total of 600,000 shares of common stock have been reserved for issuance under the Plan.  The number of shares reserved for issuance will be increased each year until 2014 by the lowest of 100,000 shares, 1% of all shares outstanding at the end of the previous year, or a lower amount determined by the Board of Directors.  The shares of common stock issued under the Plan may be newly issued shares or shares reacquired in private transactions or open market purchases.  In 2005, all shares issued under the Plan were newly issued.  Shares are issued to participants in their name, and the shares are not included in Plan assets.

The Plan began enrolling participants on March 28, 2005, in an initial enrollment period that ended April 8, 2005.  During the initial enrollment period, participants were permitted to purchase shares with a lump sum contribution not to exceed 10% of eligible compensation participants have received or expected to receive during the six-month period ended June 30, 2005.  Participants enrolled prior to June 30, 2005, were able to purchase stock at 85% of the lower of the Company’s initial public offering price of $15 per share or the closing price at June 30, 2005, as quoted on the New York Stock Exchange.  Subsequent to June 30, 2005, participants can purchase shares at 95% of the closing on the last day of each exercise period.

In 2005, the Company issued 50,468 shares at $12.75 per share and 10,325 shares at $18.42 per share in June and December, respectively, to participants in the Plan.  As of December 31, 2005, the Plan had 249 participants.

In 2006, the Company issued 9,740 shares at $14.63 per share and 8,083 shares at $13.139 per share in June and December, respectively, to participants in the Plan.  As of December 31, 2006, the total number of participants with balances is 423 of which 165 participants are actively contributing to the Plan.

Note 2:                                      Income Tax Status

The Plan is not and will not be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code).  The Plan is intended to qualify as an employee stock purchase plan under

Section 423 of the Code.  Consequently, the difference between the purchase price and the fair market value of the stock purchase under the Plan is not includable in the participant’s gross income for federal income tax purposes, unless a disqualifying distribution occurs.